UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Incentive Equity Plan

SMX (Security Matters) Public Limited Company (the “Company”) further amended its 2022 Incentive Equity Plan, as amended (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan from approximately 1,139,275 to 10,785,000 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 6,935,000 restricted stock units and 3,850,000 stock options to its executive officers and directors, and to certain consultants, employees and advisors to the Company.

Annual Meeting of Shareholders

On November 24, 2025, the Company convened its previously announced Annual General Meeting of Shareholders (the “Meeting”). However, the Meeting was adjourned for one week to the same day, time and place due to a lack of quorum. Accordingly, the Meeting will be reconvened on Monday, December 1, 2025 at 10:00 a.m. (Eastern Time) and 3:00 p.m. (Irish Time), at Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, Ireland, DO2 T380 (the “Adjourned Meeting”). If a quorum is not present at the Adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum, and shall be entitled to deliberate and to resolve in respect to the matters for which the Meeting was convened. Proxy cards delivered for the Meeting will be voted at the Adjourned Meeting.

DMCC Precious Metals Conference

On November 25, 2025, the Company announced that it will showcase its Physical-to Digital Link technology in a presentation titled “From Mine to Market: The Physical-to-Digital Link Powering Transparency in Precious Metals” at the DMCC Precious Metals Conference.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated November 25, 2025 titled “SMX to Present at the 2025 DMCC Precious Metals Conference: Setting a New Global Standard for Transparency, Authenticity, and Tokenised Gold.”

Exhibit Number	Description
99.1	Press release dated November 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 25, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer